Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. ~~82-4163~~

COPY

82-4637

03 JAN 13 AM 9:40

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 6, 2003

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

03003026

SUPPL

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with Ontario Securities Commission Rule 45-503, I hereby give notice that 60,000 common shares of ZTEST were issued as to 33,000 to Flora Wood, 136 Major Street, Toronto, Ontario, M5S 2L2 and 27,000 to Philip Williams, 578 Clinton Street, Toronto, Ontario, M6G 2Z6 at a price of $0.21 per share on January 6, 2003 pursuant to the exemptions relating to consultant stock options and pursuant to ZTEST's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) (**Exemption No. ~~82-4163)~~**

F:\WPDOC\STOCKOPT\SOX\ZTEST\jan603consulteso.wpd

dlw 1/14

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 6, 2003

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with Ontario Securities Commission Rule 45-503, I hereby give notice that 60,000 common shares of ZTEST were issued as to 33,000 to Flora Wood, 136 Major Street, Toronto, Ontario, M5S 2L2 and 27,000 to Philip Williams, 578 Clinton Street, Toronto, Ontario, M6G 2Z6 at a price of $0.21 per share on January 6, 2003 pursuant to the exemptions relating to consultant stock options and pursuant to ZTEST's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\ZTEST\jan603consulteso.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2